EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Hostopia.com Inc.

We consent to the incorporation by reference in this registration statement on Form S-8 of our report dated June 26, 2006, except as to note 16 which is as of September 8, 2006 and note 15(c) which is as of November 3, 2006 relating to the consolidated balance sheets of Hostopia.com Inc. as at March 31, 2006 and 2005 and the related consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for each of the years in the three-year period ended March 31, 2006, included in the prospectus dated November 3, 2006, incorporated by reference herein.

/s/ KPMG LLP

Toronto, Canada
January 5, 2007